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SECURI 15047985 MISSION

SEC Mail Processing Section FEB 27 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) **AND ENDING** 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Tower Bridge, 200 Barr Harbor Drive, Suite 400
(No. and Street)

W. Conshohocken, PA 19428
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerard Basmagy (732) 732-6475
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/10

BA SECURITIES, LLC

Statement of Financial Condition
and
Report of Independent Registered
Public Accounting Firm

December 31, 2014
(Public)

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

BA SECURITIES, LLC

Statement of Financial Condition
and
Report of Independent Registered
Public Accounting Firm

December 31, 2014
(Public)

OATH OR AFFIRMATION

I, Charles Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BA Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

See Attached.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24 day of Feb, 2015,
Date *Month* *Year*
by
(1) Charles Jordan
(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

MARCIE LIGERMAN
Commission # 2057075
Notary Public - California
Los Angeles County
My Comm. Expires Feb 7, 2018

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________________

BA SECURITIES, LLC

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

BA Securities, LLC

We have audited the accompanying statement of financial condition of BA Securities, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 18, 2015

BA SECURITIES, LLC

Statement of Financial Condition

December 31, 2014

ASSETS

Cash	$380,580
Accounts receivable	175,402
Prepaid expenses	57,583
Furniture and equipment, less accumulated depreciation of $2,368	3,173
Other assets	79,326
	$696,064

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$219,014
Other liabilities	149,551
Total liabilities	368,565
Member's equity	327,499
	$696,064

See notes to statement of financial condition.

BA SECURITIES, LLC

Notes to Statement of Financial Condition

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. BA Securities, LLC (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is involved with the private placements of securities, merger and acquisition advisory services, and the sale of mutual funds, variable life insurance, and variable annuities as a broker.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (generally 3 years).

Revenue recognition. Commission revenue is recognized on a trade date basis. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

Income Taxes. Income taxes, if any, are the liability of the individual members.

Concentration of Credit Risk. The company maintains cash balances and deposits with financial institutions that may exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2014 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2014.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases its facilities under a short-term operating lease.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2014 was 2.80 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2014, the Company's net capital of $131,609 was $107,040 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 18, 2015 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

BA SECURITIES, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2014

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total member's equity	$327,499	$321,925	$ 5,504
Less non-allowable assets			
Accounts receivable	30,584	25,427	(5,157)
Prepaid expenses	57,583	58,018	435
Other assets	79,226	87,373	8,147
Furniture and equipment	3,173	8,438	5,265
Net capital before contingent liability charge	156,933	142,669	14,264
Contingent liability charge	25,324	25,324	-
Net capital	$131,609	$117,345	$ 14,264
Total aggregate indebtedness	$368,565	$387,885	$(19,320)
Ratio of aggregate indebtedness to net capital	2.80	3.31	
Minimum net capital required	$24,569	$25,866	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2014 result primarily from audit adjustments to prepaid expenses and other assets, furniture and equipment, accumulated depreciation, accounts payable, and accrued liabilities.*

BA SECURITIES, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2014; and a reconciliation to that calculation is not included herein.

BA SECURITIES, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.